UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated November 8, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 8, 2018

Comisión Nacional de Valores

RE: Telecom Argentina S.A.

Relevant Matter

Dear Sirs,

I am writing to you as Alternate Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), with its registered office at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in order to inform you that today the Company has taken due notice of the acceptance of the offer to enter into a loan agreement by Deutsche Bank AG, London Branch, as sole book-runner and lead arranger, for an amount up to US$ 200,000,000 (which may be increased up to US$ 300,000,000). The loan has a term of 42 months counted from the date of the initial borrowing and will accrue compensatory interest at an initial rate per annum equivalent to LIBOR plus 4.5% that will be payable quarterly, in arrears. The capital will be payable in six consecutive semi-annual equal installments equivalent to 12.5% of the disbursed amount with a final payment on the maturity date equivalent to 25% of the initial borrowing. The proceeds from the loan will be used by the Company only to partially prepay the Syndicated Loan Agreement celebrated on February 2, 2018 for US$ 1,000,000,000, of which there is an outstanding amount of US$ 400,000,000 as of today, as a result of prior prepayments.

Sincerely,

Telecom Argentina S.A.

/s/ Solange Barthe Dennin
Alternate Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 9, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations